Exhibit 21.1
HERE MEDIA INC.
LIST OF SUBSIDIARIES
AS OF DECEMBER 31, 2009
1.	Here Networks, LLC, a Texas limited liability company.
2.	Here Publishing Inc., a Delaware corporation.
3.	PlanetOut Inc., a Delaware corporation.